Exhibit 12
Healthcare Realty Trust Incorporated
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

	For The Years Ended December 31, (1)
	2012	2013	2014	2015	2016
Earnings
Consolidated pretax income (loss) from continuing operations	$(892)	$(13,092)	$33,979	$58,836	$85,756
Fixed charges	81,512	75,160	74,036	67,457	60,497
Capitalized interest	(5,021)	(183)	—	(239)	(1,258)

Total Earnings	$75,599	$61,885	$108,015	$126,054	$144,995
Fixed charges
Interest expense	75,053	73,511	72,413	65,534	57,351
Estimated interest in rental expense (2)	1,438	1,466	1,623	1,684	1,888
Capitalized interest	5,021	183	—	239	1,258

Total Fixed charges	$81,512	$75,160	$74,036	$67,457	$60,497
Ratio of Earnings to Fixed Charges	0.93x(3)	0.82x(4)	1.46x	1.87x	2.40x

(1)
The years ended December 31, 2012 and 2013 have been restated to conform to the December 31, 2014 presentation. For the purpose of calculating the ratio of earnings to fixed charges, net income (loss) from continuing operations has been added to fixed charges, net of capitalized interest, and that sum has been divided by such fixed charges. Fixed charges consist of interest expense, which includes amortization of debt issue cost, plus one-third (the proportion deemed to be representative of the interest factor) of rent expense and capitalized interest. This fixed charge ratio, calculated in accordance with Item 503 of Regulation S-K, includes only income (loss) from continuing operations, which is reduced by depreciation and amortization and the operating results of properties currently classified as held for sale, as well as other income (loss) from discontinued operations. The Company had no preferred stock outstanding during the years presented.

(2)	Assumes approximately one-third of rent expense is representative of the interest factor.

(3)	For the year ended December 31, 2012, earnings from continuing operations were insufficient to cover fixed charges by $5.9 million.

(4)	For the year ended December 31, 2013, earnings from continuing operations were insufficient to cover fixed charges by $13.3 million.